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American International Group, Inc.

Computation of Ratios of Earnings to Fixed Charges

Exhibit 12

Years Ended December 31, (in millions, except ratios)	2011	2010	2009	2008	2007

Earnings:
Pre-tax income (loss)(a):	$(3,000)	$17,936	$(13,990)	$(103,056)	$4,697
Add – Fixed charges	4,644	8,811	16,592	20,456	11,470

Adjusted Pre-tax income (loss)	1,644	26,747	2,602	(82,600)	16,167

Fixed charges:
Interest expense	$3,576	$7,613	$15,136	$17,665	$4,553
Portion of rent expense representing interest	161	196	244	299	257
Interest credited to policy and contract holders	907	1,002	1,212	2,492	6,660

Total fixed charges	$4,644	$8,811	$16,592	$20,456	$11,470

Preferred stock dividend requirements	$-	$-	$1,204	$400	$-
Total fixed charges and preferred stock dividend requirements	$4,644	$8,811	$17,796	$20,856	$11,470
Total fixed charges, excluding interest credited to policy and contract holders	$3,737	$7,809	$15,380	$17,964	$4,810

Ratio of earnings to fixed charges:
Ratio	n/a	3.04	n/a	n/a	1.41
Coverage deficiency	$(3,000)	n/a	$(13,990)	$(103,056)	n/a

Ratio of earnings to fixed charges and preferred stock dividends:
Ratio	n/a	3.04	n/a	n/a	1.41
Coverage deficiency	$(3,000)	n/a	$(15,194)	$(103,456)	n/a

Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders(b):
Ratio	n/a	3.43	n/a	n/a	3.36
Coverage deficiency	$(2,093)	n/a	$(12,778)	$(100,564)	n/a

(a)
From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)
The Ratio of earnings to fixed charges excluding interest credited to policy and contract holders removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.

396            AIG 2011 Form 10-K

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  Computation of Ratios of Earnings to Fixed Charges